**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 30, 2013**

**ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**United Continental Holdings, Inc.
File No. 001-06033 - CF#29353**

**United Air Lines, Inc.
File No. 001-11355 – CF#29353**

**Continental Airlines, Inc.
File No. 001-10323 – CF#29353**

_____

United Continental Holdings, Inc., United Air Lines, Inc. and Continental Airlines, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibits to a Form 10-K filed on February 25, 2013.

Based on representations by United Continental Holdings, Inc., United Air Lines, Inc. and Continental Airlines, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.148	through October 25, 2022
Exhibit 10.179	through October 25, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary